Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Guardion Health Sciences, Inc. of our report dated March 30, 2020, relating to the consolidated financial statements of Guardion Health Sciences, Inc. as of December 31, 2019 and 2018 and for the years then ended (which report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern), which appear in Guardion Health Sciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 30, 2020. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

/s/ Weinberg & Company, P.A.

Los Angeles, California

September 18, 2020